



VENECREDIT SECURITIES, INC.
Member SIPC / FINRA

March 31, 2021

Mr. Eric I. Bustillo, Regional Director
Securities and Exchange Commission
Registrations Branch
801 Brickell Avenue, Ste. 1800
Miami, Florida 33131

Reference: Annual Audited Report Form X-17A-5 Part III
(n) Material Inadequacies

Dear Mr. Bustillo,

The management of Venecredit Securities, Inc. to the best of its knowledge and also based upon the conclusions of the annual audit for fiscal year 2020 of its independent accountant BDO USA, LLP (PCAOB 243), we are not aware of any material inadequacies as set forth in paragraph (K)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

____
Alvaro Frias, CEO

George F. Valle
____
George F. Valle, CCO/FINOP